International Game Technology PLC Annual General Meeting

On May 14, 2024, International Game Technology PLC (the "Company") held its annual general meeting of shareholders (the "2024 AGM"). At the 2024 AGM, 22 matters were considered and acted upon. Each of the resolutions 1 through 22 were adopted.

The table below shows the results of the poll for each resolution. The full text of the resolutions is contained in the notice of 2024 AGM which is available on the Company's website at www.IGT.com.

Resolution 1: To receive and adopt the annual report and accounts for the financial year ended 31 December 2023 ("Annual Report and Accounts").

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
382,448,730	65,819	382,514,549	1,729,333	-

Resolution 2: To approve the directors' remuneration report (excluding the remuneration policy) set out in the Annual Report and Accounts.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
369,316,648	13,285,010	382,601,658	1,642,224	-

Resolution 3[(3)]: To approve the directors' remuneration policy (excluding the remuneration report) set out in the Annual Report and Accounts.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
341,520,327	41,075,385	382,595,712	1,648,170	-

Resolution 4: To approve Massimiliano Chiara continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
357,803,914	24,813,720	382,617,634	1,626,248	-

Resolution 5: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
382,206,769	394,152	382,600,921	1,642,961	-

Resolution 6: To approve Enrico Drago continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,452,163	4,142,864	382,595,027	1,648,855	-

Resolution 7: To approve Ashley M. Hunter continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
381,409,634	1,191,157	382,600,791	1,643,091	-

Resolution 8: To approve James McCann continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
357,672,782	24,927,794	382,600,576	1,643,306	-

Resolution 9: To approve Heather McGregor continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
382,208,721	393,130	382,601,851	1,642,031	-

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Resolution 10: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,442,903	4,153,095	382,595,998	1,647,884	-

Resolution 11: To approve Maria Pinelli continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
380,110,326	2,486,266	382,596,592	1,647,290	-

Resolution 12: To approve Samantha Ravich continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
381,418,032	1,183,659	382,601,691	1,642,191	-

Resolution 13: To approve Vincent Sadusky continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
381,796,466	805,748	382,602,214	1,641,668	-

Resolution 14: To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
378,461,433	4,137,426	382,598,859	1,645,023	-

Resolution 15: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
382,139,729	452,428	382,592,157	1,651,725	-

Resolution 16: To reappoint PricewaterhouseCoopers LLP as auditors of the Company to hold office from the conclusion of the 2024 AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
382,243,922	377,658	382,621,580	1,622,302	-

Resolution 17: To authorize the board of directors of the Company or its audit committee to determine the auditors' remuneration.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
382,277,716	350,073	382,627,789	1,616,093	-

Resolution 18: To authorize political donations and expenditure not exceeding £100,000, in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
381,790,420	766,032	382,556,452	1,687,430	-

Resolution 19: To authorize the directors to allot shares in the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
381,286,377	1,294,513	382,580,890	1,662,992	-

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3 *Resolution 20: To authorize the directors, if Resolution 19 is passed, to disapply pre-emption rights. FOR AGAINST TOTAL VOTES ABSTENTIONS BROKER NON-VOTES 374,499,608 7,236,307 381,735,915 2,507,967 - *Resolution 21: To authorize the directors, if Resolution 19 is passed and in addition to any authority granted under Resolution 20, to disapply pre-emption rights for the purposes of financing an acquisition or a specified capital investment. FOR AGAINST TOTAL VOTES ABSTENTIONS BROKER NON-VOTES 374,794,735 7,641,609 382,436,344 1,807,538 - *Resolution 22: To authorize the Company to make off-market purchases of its ordinary shares. FOR AGAINST TOTAL VOTES ABSTENTIONS BROKER NON-VOTES 382,019,468 266,547 382,286,015 1,957,867 - * Denotes a special resolution requiring a 75% majority. Notes: (1) A “vote abstain” is not a vote in law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution. (2) At the close of business on May 10, 2024, the outstanding share capital of the Company was 201,634,125 ordinary shares (excluding 6,873,196 treasury shares) each carrying one vote, 208,507,321 special voting shares each carrying 0.9995 votes, and 50,000 sterling non-voting shares. (3) The total number of votes cast for Resolution 3 was 382,595,712 representing 93.31% of voting capital as of May 10, 2024.